Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q1 2015

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy, and communications infrastructure businesses in North and South America, Australia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	5	$203	$189
Financial assets	5	570	484
Accounts receivable and other	5	299	299
Inventory		21	21
Assets classified as held for sale	3	567	567

Current assets		1,660	1,560
Property, plant and equipment	6	7,611	8,084
Intangible assets	7	3,376	3,575
Investments in associates	8	2,632	2,412
Investment properties		154	162
Goodwill		81	84
Financial assets (non-current)	5	599	430
Other assets (non-current)		82	89
Deferred income tax assets		91	99

Total assets		$16,286	$16,495

Liabilities and Partnership Capital Liabilities
Accounts payable and other	5	$552	$532
Non-recourse borrowings	5,9	42	41
Financial liabilities	5	77	49
Liabilities directly associated with assets classified as held for sale	3	199	199

Current liabilities		870	821
Corporate borrowings	5	1,040	588
Non-recourse borrowings (non-current)	5,9	5,925	6,180
Financial liabilities (non-current)	5	492	554
Other liabilities (non-current)		535	569
Deferred income tax liabilities		1,367	1,441
Preferred shares	5	20	20

Total liabilities		10,249	10,173

Partnership capital:
Limited partners	12	3,326	3,533
General partner	12	22	24
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	12	1,240	1,321
Interest of others in operating subsidiaries	12	1,353	1,444
Preferred unitholders	12	96	—

Total partnership capital		6,037	6,322

Total liabilities and partnership capital		$16,286	$16,495

The accompanying notes are an integral part of these financial statements.

2    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2015	2014
Revenues		$466	$480
Direct operating costs		(203)	(212)
General and administrative expenses		(34)	(27)
Depreciation and amortization expense	6,7	(95)	(91)

		134	150
Interest expense		(90)	(87)
Share of earnings from investments in associates	8	17	13
Mark-to-market on hedging items	5	90	(16)
Other income (expenses)		8	(3)

Income before income tax		159	57
Income tax expense
Current		(8)	(6)
Deferred		(3)	(6)

Net income from continuing operations		148	45
Loss from discontinued operations, net of income tax	3	—	(1)

Net income		$148	$44

Attributable to:
Limited partners		$84	$15
General partner		15	11
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		33	6
Interest of others in operating subsidiaries		16	12

Basic and diluted earnings per limited partner unit		$0.56	$0.10

The accompanying notes are an integral part of these financial statements.

Q1 2015 INTERIM REPORT    3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2015	2014
Net income		$148	$44

Other comprehensive income (loss):

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(499)	—
Cash flow hedges	5	(7)	4
Net investment hedges	5	92	(37)
Available-for-sale securities		(7)	11
Taxes on the above items		(6)	(3)
Equity accounted investments	8	8	(1)

Total other comprehensive loss		(419)	(26)

Comprehensive (loss) income		$(271)	$18

Attributable to:
Limited partners		$(128)	$13
General partner		14	11
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(50)	5
Interest of others in operating subsidiaries		(107)	(11)

The accompanying notes are an integral part of these financial statements.

4    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED MARCH 31, 2015 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings/ (deficit)	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Preferred Unit Capital	Total partnership capital
Balance as at January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$—	$6,322

Net income	—	84	—	—	84	—	15	—	15	—	33	—	—	33	16	—	148
Other comprehensive loss	—	—	—	(212)	(212)	—	—	(1)	(1)	—	—	—	(83)	(83)	(123)	—	(419)

Comprehensive income (loss)	—	84	—	(212)	(128)	—	15	(1)	14	—	33	—	(83)	(50)	(107)	—	(271)
Partnership distributions	—	(79)	—	—	(79)	—	(16)	—	(16)	—	(31)	—	—	(31)	—	—	(126)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	29	—	29
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13)	—	(13)
Preferred units issued[2]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	96	96

Balance as at March 31, 2015	$3,201	$(395)	$77	$443	$3,326	$19	$(1)	$4	$22	$1,178	$(168)	$30	$200	$1,240	$1,353	$96	$6,037

1.	Refer to Note 14 Accumulated Other Comprehensive Income
2.	Refer to Note 12 Partnership Capital

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED MARCH 31, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income[1]	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net income	—	15	—	—	15	—	11	—	11	—	6	—	—	6	12	44
Other comprehensive loss	—	—	—	(2)	(2)	—	—	—	—	—	—	—	(1)	(1)	(23)	(26)

Comprehensive income (loss)	—	15	—	(2)	13	—	11	—	11	—	6	—	(1)	5	(11)	18
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(73)	—	—	(73)	—	(11)	—	(11)	—	(28)	—	—	(28)	—	(112)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(27)	(27)

Balance as at March 31, 2014	$3,201	$(271)	$77	$686	$3,693	$19	$2	$6	$27	$1,178	$(117)	$30	$294	$1,385	$1,381	$6,486

1.	Refer to Note 14 Accumulated Other Comprehensive Income

The accompanying notes are an integral part of these financial statements.

Q1 2015 INTERIM REPORT    5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended March 31
US$ MILLIONS, UNAUDITED	Notes	2015	2014
Operating activities
Net income		$148	$44
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	8	(5)	(11)
Depreciation and amortization expense	5,6	95	91
Mark-to-market on hedging items	5	(90)	16
Provisions and other items		49	12
Deferred tax expense		3	6
Changes in non-cash working capital, net		28	(18)

Cash from operating activities		228	140

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	(4)	—
Acquisition of investments in associates	8	(487)	(39)
Purchase of long lived assets	6,7	(85)	(109)
Sale of long lived assets	6,7	1	—
Purchase of financial assets		(179)	(50)
Sale of financial assets		2	—
Net settlement of foreign exchange hedging items		199	(8)

Cash used by investing activities		(553)	(206)

Financing Activities
Distributions to general partner	13	(16)	(11)
Distributions to other unitholders	13	(110)	(101)
Subsidiary distributions to non-controlling interest		(13)	(27)
Capital provided by non-controlling interest		29	—
Proceeds from corporate borrowings		360	—
Proceeds from corporate credit facility		356	—
Repayment of corporate credit facility		(229)	—
Proceeds from subsidiary borrowings	9	23	42
Repayment of subsidiary borrowings	9	(110)	(22)
Repayment of other financing activities		(38)	—
Preferred units issued	12	96	—
Partnership units issued	12	—	2

Cash from (used by) financing activities		348	(117)

Cash and cash equivalents
Change during the period		23	(183)
Impact of foreign exchange on cash		(9)	8
Balance, beginning of period		189	538

Balance, end of period		$203	$363

The accompanying notes are an integral part of these financial statements.

6    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The partnership’s preferred units are listed on the Toronto Stock Exchange under the symbol “BIP.PR.A”. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2014. The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2014 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on May 8, 2015.

b) Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Q1 2015 INTERIM REPORT    7

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the Financial Instruments (“IFRS 9”) standard, superseding the current IAS 39, Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

3. ASSETS CLASSIFIED AS HELD FOR SALE & DISCONTINUED OPERATIONS

Assets Held for Sale

a) New England electricity transmission operations

In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its New England electricity transmission operations and in March 2015 executed a definitive agreement to sell its 23% interest in its New England electricity transmission operations to a third party for proceeds of $281 million (on a 100% basis). Completion of the transaction is expected to occur in the second half of 2015, subject to customary closing conditions. The New England electricity transmission operation was reported as a non-wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2014 and has since been classified as held for sale.

b) North American natural gas transmission business

Brookfield Infrastructure, along with its holding company partners, is actively seeking a buyer for its interest in its North American natural gas transmission business. Brookfield Infrastructure expects a transaction to be completed within the next 12 months. The North American natural gas transmission business was reported as an investment in associate in the Consolidated Statement of Financial Position until the fourth quarter of 2014 and has since been classified as held for sale.

The following table presents the assets and liabilities that are classified as held for sale as of March 31, 2015 and December 31, 2014:

US$ MILLIONS	March 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	$1	$1
Accounts receivable and other	4	4
Property, plant and equipment	218	218
Intangible assets	33	33
Investment in associates	311	311

Assets classified as held for sale	$567	$567

Liabilities
Accounts payable and other	3	3
Non-recourse borrowings	145	145
Financial liabilities	4	4
Other liabilities	4	4
Deferred income tax liability	43	43

Liabilities directly associated with assets classified as held for sale	$199	$199

8    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Discontinued Operations

Brookfield Infrastructure, along with its holding company partners, is actively seeking a buyer for its interest in its North American natural gas transmission business. Brookfield Infrastructure expects a transaction to be completed within the next 12 months. The North American natural gas transmission business was reported as part of continuing operations until the fourth quarter of 2014 and has since been classified as discontinued operations for both the current and comparative periods. During the three months ended March 31, 2015 and 2014 $nil and a loss of $1 million were recorded in both the Statement of Operating Results and the Statement of Comprehensive (Loss) Income relating to Brookfield Infrastructure’s discontinued operations.

4. ACQUISITION OF BUSINESSES

a) Acquisition of Macquarie District Energy

On August 21, 2014 Brookfield Infrastructure expanded its U.S. district energy platform to the U.S. mid-west as it acquired a 40% interest in Macquarie District Energy, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the third quarter of 2014.

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$38

Total consideration	$38

Fair value of assets and liabilities acquired as at August 21, 2014 (provisional)(1)

US$ MILLIONS
Accounts receivable and other	$28
Property, plant and equipment	347
Goodwill	40
Accounts payable and other	(10)
Non-recourse borrowings	(175)
Deferred income tax liability	(132)

Net assets acquired before non-controlling interest	98
Non-controlling interest(2)	(60)

Net assets acquired	$38

1.	The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.
2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

Upon acquisition of Macquarie District Energy by Brookfield Infrastructure, a deferred tax liability of $132 million was recorded. The deferred income tax liability arose because tax bases of the net assets to Brookfield Infrastructure were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $40 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is expected to be deductible for income tax purposes.

Q1 2015 INTERIM REPORT    9

b) Acquisition of Seattle Steam

On November 21, 2014 Brookfield Infrastructure expanded its U.S. district energy platform to the pacific U.S. as it acquired a 40% interest in Seattle Steam, for consideration of $9 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective November 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results in the fourth quarter of 2014.

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$9

Total consideration	$9

Fair value of assets and liabilities acquired as at November 21, 2014 (provisional)(1)

US$ MILLIONS
Accounts receivable and other	$17
Property, plant and equipment	45
Non-recourse borrowings	(37)

Net assets acquired before non-controlling interest	25
Non-controlling interest(2)	(16)

Net assets acquired	$9

1.	The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.
2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Seattle Steam.

c) Acquisition of Lodi Gas Storage

On December 31, 2014 Brookfield Infrastructure expanded its North American gas storage operation to the U.S. west coast as it acquired a 40% interest in Lodi Gas Storage, for consideration of $42 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity, effective December 31, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results in the fourth quarter of 2014.

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

10    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Fair value of assets and liabilities acquired as at December 31, 2014 (provisional)(1)

US$ MILLIONS
Accounts receivable and other	$4
Property, plant and equipment	130
Accounts payable and other	(30)

Net assets acquired before non-controlling interest	104
Non-controlling interest(2)	(62)

Net assets acquired	$42

1.	The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.
2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Lodi Gas Storage.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Condensed and Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

Q1 2015 INTERIM REPORT    11

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at March 31, 2015:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$203	$203
Accounts receivable and other	—	—	299	299
Financial assets (current and non-current)[1]	707	—	106	813
Marketable securities	—	356	—	356

Total	$707	$356	$608	$1,671

Financial liabilities
Corporate borrowings	$—	$—	$1,040	$1,040
Non-recourse borrowings (current and non-current)	—	—	5,967	5,967
Accounts payable and other	—	—	552	552
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)[1]	531	—	38	569

Total	$531	$—	$7,617	$8,148

1.	Derivative instruments which are elected for hedge accounting totaling $646 million are included in financial assets and $194 million of derivative instruments are included in financial liabilities.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2014:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$189	$189
Accounts receivable and other	—	—	299	299
Financial assets (current and non-current)[1]	607	—	2	609
Marketable securities	—	305	—	305

Total	$607	$305	$490	$1,402

Financial liabilities
Corporate borrowings	$—	$—	$588	$588
Non-recourse borrowings (current and non-current)	—	—	6,221	6,221
Accounts payable and other	—	—	532	532
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)[1]	528	—	75	603

Total	$528	$—	$7,436	$7,964

1.	Derivative instruments which are elected for hedge accounting totaling $560 million are included in financial assets and $164 million of derivative instruments are included in financial liabilities.

12    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the carrying values and fair values of financial instruments as at March 31, 2015 and December 31, 2014:

	March 31, 2015		December 31, 2014
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$203	$203	$189	$189
Accounts receivable and other	299	299	299	299
Financial assets (current and non-current)	813	813	609	609
Marketable securities	356	356	305	305

Total	$1,671	$1,671	$1,402	$1,402

Financial liabilities
Corporate borrowings(1)	$1,040	$1,058	$588	$600
Non-recourse borrowings(2)	5,967	6,333	6,221	6,544
Accounts payable and other financial liabilities	552	552	532	532
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	569	569	603	603

Total	$8,148	$8,532	$7,964	$8,299

1.	Corporate borrowings is classified under level 1 of the fair value hierarchy; as quoted prices in an active market are available.
2.

Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of borrowings at the UK port operation which are classified under level 1 as quoted prices in an active market are available. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecast issuances of debt. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three months ended March 31, 2015, pre-tax net unrealized losses of $7 million (2014: gains of $4 million) were recorded in other comprehensive (loss) income for the effective portion of the cash flow hedges. As at March 31, 2015, there was a net derivative asset balance of $433 million relating to hedging items designated as cash flow hedges (December 31, 2014: $269 million asset).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three months ended March 31, 2015 unrealized pre-tax net losses of $107 million (2014: losses of $29 million) were recorded in other comprehensive (loss) income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $199 million gain (2014: $8 million loss) in other comprehensive (loss) income related to the net settlement of foreign exchange hedging items in the three month period ended March 31, 2015. As at March 31, 2015, there was a net derivative asset balance of $19 million relating to hedging items designated as net investment hedges (December 31, 2014: $127 million asset).

Q1 2015 INTERIM REPORT    13

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market.

•

Level 3 – Inputs reflect management’s best estimate of unobservable inputs that market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

Fair value of the partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair Value Hierarchy	March 31, 2015	December 31, 2014
Marketable securities	Level 1(1)	$356	$305
Foreign currency forward contracts	Level 2(2)
Financial asset		119	188
Financial liability		19	6
Interest rate swaps & other	Level 2(2)
Financial asset		588	419
Financial liability		512	522

1.	Valuation technique: Quoted bid prices in an active market.
2.

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the issuer’s or counterparty’s credit risk.

Assets and liabilities measured at fair value on a recurring basis include $1,063 million (2014: $912 million) of financial assets and $531 million (2014: $528 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three months ended March 31, 2015 and 2014, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	March 31, 2015			December 31, 2014
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$356	$—	$—	$305	$—	$—
Financial assets (current and non-current)(1)	—	707	—	—	607	—

Financial liabilities
Financial liabilities (current and non-current)(1)	$—	$531	$—	$—	$528	$—

1.	Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments.

14    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

6. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets

Gross carrying amount:

Balance at January 1, 2014	$3,646	$2,985	$1,233	$7,864
Additions (disposals)	214	128	61	403
Acquisitions (dispositions) through business combinations	—	—	522	522
Fair value adjustments	321	—	43	364
Reclassified as held for sale assets	(233)	—	—	(233)
Net foreign currency exchange differences	(311)	(295)	(74)	(680)

Balance at December 31, 2014	3,637	2,818	1,785	8,240

Additions	50	12	13	75
Net foreign currency exchange differences	(228)	(199)	(85)	(512)

Balance at March 31, 2015	3,459	2,631	1,713	7,803

Accumulated depreciation:

Balance at January 1, 2014	$(24)	$(44)	$(33)	$(101)
Depreciation expense	(130)	(129)	(58)	(317)
Fair value adjustment	128	8	47	183
Reclassified as held for sale assets	15	—	—	15
Net foreign currency exchange differences	11	49	4	64

Balance at December 31, 2014	$—	$(116)	$(40)	$(156)

Depreciation expense	(32)	(27)	(23)	(82)
Net foreign exchange differences	17	21	8	46

Balance at March 31, 2015	$(15)	$(122)	$(55)	$(192)

Net book value:
March 31, 2015	$3,444	$2,509	$1,658	$7,611

December 31, 2014	$3,637	$2,702	$1,745	$8,084

Q1 2015 INTERIM REPORT    15

7. INTANGIBLE ASSETS

	As of
US$ MILLIONS	March 31, 2015	December 31, 2014
Cost	$3,535	$3,729
Accumulated amortization	(159)	(154)

Total	$3,376	$3,575

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	March 31, 2015	December 31, 2014
Regulated terminal	$1,906	$2,048
Chilean toll roads	1,056	1,093
UK port operations	318	334
Other[1]	96	100

Total	$3,376	$3,575

1.	Other intangibles are comprised of customer order backlogs and easements and permits to use and operate on government land.

The following table presents the change in the balance of intangible assets:

As of
US$ MILLIONS	March 31, 2015
Cost at beginning of the period	$3,729
Additions, net of disposals	9
Foreign currency translation	(203)

Balance at March 31, 2015	$3,535

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

As of
US$ MILLIONS	March 31, 2015
Accumulated amortization at beginning of period	$(154)
Amortization	(13)
Foreign currency translation	8

Balance at March 31, 2015	$(159)

8. INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

US$ MILLIONS	For the three months ended March 31, 2015	For the 12 months ended December 31, 2014
Balance at beginning of period	$2,412	$2,039
Share of earnings for the period - continuing operations	17	58
Share of losses - discontinued operations	—	(8)
Foreign currency translation	(280)	(307)
Share of other reserves for the period - OCI	8	123
Distributions	(12)	(38)
Acquisitions, net of disposals(1)	487	856
Reclassification to asset held for sale(2)	—	(311)

Ending balance	$2,632	$2,412

16    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	March 31, 2015	December 31, 2014
Brazilian toll road operation	$884	$985
South American transmission operation	701	724
European tower infrastructure operation (1)	415	—
Brazilian rail operation	268	320
Other associates(3)	364	383

Ending balance	$2,632	$2,412

1.

On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in a European tower infrastructure operation for $415 million. Brookfield Infrastructure has significant influence through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

2.	In the fourth quarter of 2014, the North American natural gas transmission business was reclassified as held for sale—see note 3 for additional information.
3.	Other includes the partnership’s European port operation, Texas electricity transmission system, North American west coast container terminal and U.S. gas storage operation.

The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	March 31, 2015	December 31, 2014
Financial position:
Total assets	$21,766	$20,135
Total liabilities	(10,116)	(8,760)

Net assets	$11,650	$11,375

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Financial performance:
Total revenue	$885	$717
Total income for the period	69	46
Brookfield Infrastructure’s share of net income	17	13

9. NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	March 31, 2015	December 31, 2014
Current	$42	$41
Non-current	5,925	6,180

Total	$5,967	$6,221

During the three months ended March 31, 2015 subsidiary repayments, net of borrowings were $87 million (2014: $20 million).

Foreign currency translation decreased non-recourse borrowings by $167 million due to the depreciation of the Australian dollar, British pound, Canadian dollar and Chilean peso denominated borrowings.

Q1 2015 INTERIM REPORT    17

10. SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other income (expenses).

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials(1)
Revenues	$168	$291	$94	$—	$553	$(200)	$149	$(36)	$466
Costs attributed to revenues	(38)	(152)	(49)	—	(239)	111	(88)	13	(203)
General & administrative expenses	—	—	—	(34)	(34)	—	—	—	(34)

Adjusted EBITDA	130	139	45	(34)	280	(89)	61	(23)
Other income (expense)	1	(3)	—	5	3	2	(2)	—	3
Interest expense	(36)	(40)	(17)	(4)	(97)	22	(29)	14	(90)

FFO	95	96	28	(33)	186	(65)	30	(9)
Depreciation and amortization	(38)	(54)	(10)	—	(102)	38	(31)	—	(95)
Deferred taxes	(13)	2	1	2	(8)	(1)	3	3	(3)
Mark-to-market on hedging items	8	—	—	69	77	—	13	—	90
Valuation losses and other	(3)	(8)	(2)	(8)	(21)	11	1	6	(3)
Share of earnings from associates	—	—	—	—	—	17	—	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	(16)	—	(16)

Net income attributable to partnership(2)	$49	$36	$17	$30	$132	$—	$—	$—	$132

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

18    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operations	As per IFRS financials(1)
Revenues	$176	$286	$91	$—	$553	$(183)	$150	$(40)	$480
Costs attributed to revenues	(50)	(142)	(47)	—	(239)	94	(78)	11	(212)
General & administrative costs	—	—	—	(27)	(27)	—	—	—	(27)

Adjusted EBITDA	126	144	44	(27)	287	(89)	72	(29)
Other income (expense)	2	(7)	—	6	1	3	(1)	—	3
Interest expense	(39)	(42)	(18)	(3)	(102)	25	(25)	15	(87)

FFO	89	95	26	(24)	186	(61)	46	(14)
Depreciation and amortization	(39)	(61)	(17)	—	(117)	41	(25)	10	(91)
Deferred taxes	(6)	7	(4)	4	1	(10)	(1)	4	(6)
Mark-to-market on hedging items	2	5	—	(23)	(16)	—	—	—	(16)
Valuation (losses) gains and other	(9)	(13)	4	(4)	(22)	17	(8)	1	(12)
Share of earnings from associates	—	—	—	—	—	13	—	—	13
Loss from discontinued operations net of tax	—	—	—	—	—	—	—	(1)	(1)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(12)	—	(12)

Net income (loss) attributable to partnership(2)	$37	$33	$9	$(47)	$32	$—	$—	$—	$32

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS AT MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,600	$4,517	$1,794	$787	$(144)	$11,554	$(2,568)	$3,934	$3,366	$16,286

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials(1)
Total assets	$4,805	$4,970	$1,816	$—	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Q1 2015 INTERIM REPORT    19

11. SUBSIDIARY PUBLIC ISSUERS

In December 2014, wholly owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”) and Brookfield Infrastructure Preferred Equity Inc. (collectively with the Debt Issuers, the “Issuers”), filed a base shelf prospectus qualifying the distribution of debt securities and Class A preference shares in Canada. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$1 billion (or the equivalent in other currencies).

On October 10, 2012, wholly owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all in rate of 2.7%.

On March 11, 2015, Brookfield Infrastructure issued C$450 million of medium-term notes maturing March 11, 2022 with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.

These notes are unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, Brookfield Infrastructure LLC and BIP Bermuda Holdings I Limited.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED MARCH 31, 2015	Brookfield Infrastructure(2)	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments(4)	Brookfield Infrastructure consolidated
Revenue	$—	$—	$466	$—	$466
Net income (loss) from continuing operations attributable to partnership	84	—	388	(340)	132
Net income attributable to partnership(1)	84	—	388	(340)	132

FOR THE THREE MONTHS ENDED MARCH 31, 2014
Revenue	$—	$—	$480	$—	$480
Net income from continuing operations attributable to partnership	16	—	69	(53)	32
Net income (loss) attributable to partnership(1)	15	—	69	(52)	32

AS AT MARCH 31, 2015
Current assets	$—	$5	$1660	$(5)	$1,660
Non-current assets	3,286	320	14,626	(3,606)	14,626
Current liabilities	—	8	870	(8)	870
Non-current liabilities	—	674	11,389	(2,684)	9,379
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,240	—	1,240
Non-controlling interests – in operating subsidiaries	—	—	1,353	—	1,353

20    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

AS AT DECEMBER 31, 2014	Brookfield Infrastructure (2)	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments (4)	Brookfield Infrastructure consolidated
Current assets	$—	$3	$1,560	$(3)	$1,560
Non-current assets	3,493	351	14,935	(3,844)	14,935
Current liabilities	—	5	821	(5)	821
Non-current liabilities	—	350	11,461	(2,459)	9,352
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	1,321	—	1,321
Non-controlling interests – in operating subsidiaries	—	—	1,444	—	1,444

1.	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2.	Includes investments in all subsidiaries of the partnership under the equity method.
3.	Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.
4.	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis

12. PARTNERSHIP CAPITAL

The partnership’s capital structure is comprised of three classes of partnership units: limited partnership units, general partnership units and preferred units and the Holding LP’s capital structure is composed of four classes of partnership units: special limited partner units, managing general partner units, preferred units and redeemable partnership units held by Brookfield.

The partnership has a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three month period ended March 31, 2015, the partnership issued less than 1 million units for proceeds of less than $1 million (2014: less than 1 million units for proceeds of $2 million) under the Plan.

In March 2015, the partnership issued 5 million of cumulative rate reset Class A preferred limited partnership units, Series 1, at C$25 with a fixed annual dividend of 4.5%, redeemable by the partnership for a term of 5 years. In total, C$125 million or $100 million of gross proceeds were raised and $4 million in equity issuance costs were incurred. Fixed, cumulative, preferential cash distributions, as and when declared by the general partner of the partnership, are payable quarterly on the last day of March, June, September, and December, at an annual rate of 4.5% or $1.125 per unit. For every five-year period after the issuance, the distribution rate will reset to the 5-Year Government of Canada bond rate plus 356 basis points. On June 30, 2020 and on June 30 every five years thereafter, holders of Series 1 Preferred Units will have the right to elect to convert any or all of their Series 1 Preferred Units into an equal number of Cumulative Floating Rate Class A Preferred Limited Partnership Units, Series 2. Series 2 Preferred Units pay a floating quarterly distribution equal to the 90-day Canadian Treasury Bill Rate plus 356 basis points on an actual day count basis.

a) General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014
Authorized to issue
Opening balance	1.1	1.1	150.3	150.2	151.4	151.3
Issued for cash	—	—	—	0.1	—	0.1

Ending balance	1.1	1.1	150.3	150.3	151.4	151.4

Q1 2015 INTERIM REPORT    21

	General partner		Limited partners’		Total
US$ MILLIONS	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$19	$19	$3,201	$3,199	$3,220	$3,218
Unit issuance	—	—	—	2	—	2

Ending balance	$19	$19	$3,201	$3,201	$3,220	$3,220

The weighted average number of special limited partnership units outstanding for the three months ended March 31, 2015 was 1.1 million (2014: 1.1 million). The weighted average number of limited partnership units outstanding for the three months ended March 31, 2015 was 150.3 million (2014: 150.3 million).

b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	58.7	58.7
Issued for cash	—	—

Ending balance	58.7	58.7

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$1,178	$1,178
Unit issuance	—	—

Ending balance	$1,178	$1,178

The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the three months ended March 31, 2015 was 58.7 million (2014: 58.7 million).

c) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the three months ended March 31, 2015	As of and for the 12 months ended Dec. 31, 2014
Authorized to issue
Opening balance	—	—
Issued for cash	5.0	—

Ending balance	5.0	—

	Preferred Unitholders
US$ MILLIONS	As of and for the three months ended March 31, 2015	As of and for the 12 month ended Dec. 31, 2014
Opening balance	$—	$—
Unit issuance	96	—

Ending balance	$96	$—

22    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. DISTRIBUTIONS

For the three months ended March 31, 2015, distributions to partnership unitholders were $111 million or $0.53, per partnership unit (2014: $101 million or $0.48 per unit).

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special limited partner of the Holding LP, in the amount of $15 million for the three months ended March 31, 2015 ($11 million for the three months ended March 31, 2014).

On May 5, 2015 the partnership declared a distribution of C$1.4 million or C$1.13, per preferred unit.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655
Other comprehensive (loss) income	—	(268)	66	(12)	(4)	—	6	(212)

Balance as at March 31, 2015	$812	$(696)	$102	$(108)	$10	$(25)	$348	$443

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$652	$(94)	$(65)	$(63)	$10	$(6)	$254	$688
Other comprehensive income (loss)	—	16	(26)	1	8	—	(1)	(2)

Balance as at March 31, 2014	$652	$(78)	$(91)	$(62)	$18	$(6)	$253	$686

b) Attributable to General Partner

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$6	$(2)	$1	$(1)	$—	$—	$1	$5
Other comprehensive loss	—	(1)	—	—	—	—	—	(1)

Balance as at March 31, 2015	$6	$(3)	$1	$(1)	$—	$—	$1	$4

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6
Other comprehensive income	—	—	—	—	—	—	—	—

Balance as at March 31, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6

Q1 2015 INTERIM REPORT    23

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283
Other comprehensive (loss) income	—	(104)	26	(5)	(2)	—	2	(83)

Balance as at March 31, 2015	$335	$(264)	$38	$(46)	$4	$(8)	$141	$200

UNITS MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295
Other comprehensive income (loss)	—	6	(10)	1	3	(1)	—	(1)

Balance as at March 31, 2014	$272	$(24)	$(37)	$(27)	$7	$(3)	$106	$294

15. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of Brookfield Infrastructure is the general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of the partnership represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2015 (2014: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure has had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $32 million for the three months ended March 31, 2015 (March 31, 2014: $25 million).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s redeemable partnership units in the Holding L.P. into limited partnership units of the partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

During the three months ended March 31, 2015, $2 million was reimbursed at cost to the Service Provider (March 31, 2014: $2 million). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At March 31, 2015, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2014: less than $1 million) and earned interest of less than $1 million for the three months ended March 31, 2015 (2014: less than $1 million).

24    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure’s North American district energy operation has various right of way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms.

16. SUBSEQUENT EVENT

Subsequent to period end, Brookfield Infrastructure issued 13.3 million limited partnership units at a gross price of $45 per unit under our shelf registrations in the U.S. and Canada and issued 8.1 million Redeemable Partnership units to Brookfield for total proceeds of $950 million. Underwriters’ commission and issuance costs of $24 million were incurred associated with the offering.

Q1 2015 INTERIM REPORT    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated May 8, 2015 and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure. com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track key value drivers for each of our operating platforms. See “Segmented Disclosures” on page 30 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our managing general partner approved a 10% increase in our quarterly distribution to 53 cents per unit, which started with the distribution paid in March 2015. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 53 cents, a compound annual growth rate of 13%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

Our condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2014. Our condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

26    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The partnership’s equity interests include limited partnership units (“LP Units”) held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 46 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last seven years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Terminal	• Australia
	• Electricity Transmission	• North & South America
	• Regulated Distribution	• Europe & South America

Transport
Provide transportation for freight, bulk	• Rail	• Australia & South America
commodities and passengers, for which we are paid an access fee	• Toll Roads	• South America
	• Ports	• Europe & North America

Energy
Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage	• North America & Europe
	• District Energy	• North America & Australia

Communications Infrastructure
Provides essential services and critical infrastructure to the media broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

Q1 2015 INTERIM REPORT    27

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our financial position and consolidated performance as at March 31, 2015 and December 31, 2014 and for the three month periods ended March 31, 2015 and 2014. Further details on the key drivers of our operations and financial position are contained within the Segmented Disclosures section on page 30.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended March 31
Summary Statements of Operating Results	2015	2014
Revenues	$466	$480
Direct operating expenses	(203)	(212)
General and administrative expenses	(34)	(27)
Depreciation and amortization expense	(95)	(91)
Interest expense	(90)	(87)
Mark-to-market on hedging items	90	(16)
Earnings from investments in associates	17	13
Net income	148	44
Income from continuing operations	148	45
Loss from discontinued operations	—	(1)
Net income attributable to the partnership[1]	132	32
Net income per limited partnership unit	$0.56	$0.10

1.	Includes net income attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three months ended March 31, 2015, we reported net income of $148 million, of which $132 million is attributable to the partnership, compared to net income of $44 million and net income attributable to the partnership of $32 million in the prior year.

Revenues totaled $466 million in the first quarter of 2015, representing a year-over-year decrease of $14 million, or 3%. Revenue from acquisitions completed over the past 12 months at our U.S. district energy business contributed $16 million. We benefited from organic growth initiatives in our utilities and energy segments as our U.K. regulated distribution operation and district energy business contributed incremental revenue of $9 million and $5 million, respectively. We also benefited $7 million from our Transport operations with volume and tariff growth across the platform, partially offset by the impact of lower grain volumes at our Australian rail operation as the prior year benefited from a bumper grain harvest. These increases were more than offset by the $51 million impact of foreign exchange.

Direct operating expenses totaled $203 million for the first quarter of 2015, which represented a decrease of $9 million, or 4%, compared to the same period in 2014. This was driven by incremental costs of $10 million attributable to the district energy businesses acquired over the past 12 months, an additional $9 million of costs as a result of the aforementioned organic growth initiatives at our UK regulated distribution operation and district energy business, as well as $4 million associated with higher volumes at our Transport operations. These items were more than offset by the $32 million impact of foreign exchange.

General and administrative expenses totaled $34 million for the three months ended March 31, 2015, an increase of $7 million from the comparative period. This line item is primarily comprised of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus our preferred units and recourse debt, net of cash. It also includes certain public company expenditures relating to the on-going operations of the partnership. The Base Management Fee increased from prior year due to a larger market capitalization driven by a higher unit trading price and the issuance of medium term notes and preferred units in March 2015 to fund new investments.

Depreciation and amortization expense totaled $95 million in the first quarter of 2015, an increase of $4 million versus the first quarter of 2014. The increase was primarily due to higher property, plant and equipment values as a result of our annual revaluation process, acquisitions and capital deployed over the past 12 months, partially offset by the depreciation of the foreign currencies in which we operate against the U.S. dollar.

Mark-to-market on hedging items was a gain of $90 million for the three months ended March 31, 2015 versus a $16 million loss in the prior year. The current period consists primarily of hedging gains of $80 million related to our foreign currency hedging program at the corporate level, whereas the comparative period mostly relates to $22 million of losses on these items.

28    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Earnings from investments in associates were $17 million for the three months ended March 31 2014, representing an increase of $4 million from the $13 million earned in the first quarter of 2014. This increase was driven by $5 million of additional earnings generated at our Chilean transmission system, which benefited from additions to rate base and inflation indexation, as well as $3 million and $2 million of contributions from our Brazilian rail business and North American container terminal, respectively, businesses acquired over the past 12 months. These items were partially offset by $6 million due to the impact of the strengthening U.S. dollar against the Brazilian Reais, Chilean Peso and Euro during the period as well as higher depreciation and interest expense at our Brazilian toll road business from capital deployed over the past 12 months.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	March 31, 2015	December 31, 2014
Cash and cash equivalents	$203	$189
Other current assets	1,457	1,371
Total assets	16,286	16,495
Current liabilities	828	780
Corporate borrowings	1,040	588
Non-recourse borrowings	5,967	6,221
Other long-term liabilities	2,414	2,584
Preferred unitholders	96	—
Limited partners’ capital	3,326	3,533
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,240	1,321
Non-controlling interest – in operating subsidiaries	1,353	1,444
General partner’s capital	22	24

As of March 31, 2015, we had $16,286 million in assets, compared to $16,495 million at the end of 2014. The $209 million decrease is primarily due to foreign exchange translation losses of $951 million from the strengthening of the U.S. dollar versus the foreign currencies in which we operate offset by $415 million from the acquisition of our European tower infrastructure operation, an increase in financial assets of $255 million primarily due to mark-to-market gains on hedging items and $72 million of capital deployed to investments in associates.

Corporate borrowings increased to $1,040 million at March 31, 2015, compared to $588 million at December 31, 2014. The increase in corporate borrowings of $452 million is attributable to $360 million of proceeds from the issuance of medium terms notes in March 2015 and an additional $127 million drawn on our corporate credit facility used to finance the acquisition of our European tower infrastructure operation. This increase was partially offset by the $35 million decline in our Canadian dollar denominated corporate debt, as the Canadian dollar depreciated against the U.S. dollar during the three months ended March 31, 2015.

Non-recourse borrowings decreased by $254 million to $5,967 million at March 31, 2015 from $6,221 million at December 31, 2014, primarily due to depreciation of our Australian dollar, British pound, Chilean peso and Canadian dollar denominated debt balances as these currencies depreciated against the U.S. dollar during the period.

Partnership capital decreased by $290 million to $4,588 million at March 31, 2015 from $4,878 million at December 31, 2014. The decrease was mainly driven by $126 million of distributions paid to our unitholders and $296 million of foreign currency translation losses, partially offset by net income attributable to the partnership of $132 million.

Q1 2015 INTERIM REPORT    29

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2015	2014				2013
Three months ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$466	$465	$491	$488	$480	$470	$431	$462
Direct operating costs	(203)	(203)	(216)	(215)	(212)	(212)	(187)	(202)
Earnings (losses) from investment in associates	17	17	28	1	12	(272)	20	18
Expenses
Interest	(90)	(95)	(90)	(90)	(87)	(98)	(87)	(90)
Corporate costs	(34)	(31)	(28)	(29)	(27)	(28)	(28)	(26)
Valuation items
Fair value changes and other	98	17	34	5	(19)	55	(33)	107
Depreciation and amortization	(95)	(98)	(97)	(94)	(91)	(79)	(81)	(83)
Income tax (expense) recovery	(11)	(1)	(42)	(24)	(12)	(12)	33	(36)

Net income (loss) from continuing operations	148	71	80	42	44	(176)	68	150
(Loss) income from discontinued operations, net of income tax	—	(8)	—	—	—	—	(11)	35

Net income (loss)	148	63	80	42	44	(176)	57	185

Net income (loss) attributable to others	64	(4)	36	41	29	(32)	39	97
Net income (loss) attributable to limited partners	84	67	44	1	15	(144)	18	88

Per limited partnership unit	$0.56	$0.28	$0.29	$0.01	$0.10	$(0.96)	$0.12	$0.60

A significant driver of our results continues to be organic growth driven by inflation, volume growth and reinvested capital, in addition to new investments, which add to the ongoing earnings profile of our current businesses. Excluding the impact of foreign exchange in our revenues, operating and interest costs, as well as depreciation expense for the most part were consistent. Net income is also impacted by fair value adjustments and other income and expenses.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 48 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities segment is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities segment, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities segment are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

30    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our utilities platform is comprised of the following:

Regulated Terminal

•	One of the world’s largest coal export terminals in Australia, with 85 Mtpa of capacity

Electricity Transmission

•	Approximately 10,800 kilometres of transmission lines in North and South America

Regulated Distribution

•	Approximately 2.4 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Rate base, start of period	$4,118	$4,242
Capital expenditures commissioned	41	61
Inflation and other indexation	26	23
Regulatory depreciation	(14)	(15)
Foreign exchange and other	(215)	24

Rate base, end of period	$3,956	$4,335

	For the three-month
	period ended March 31
US$ MILLIONS	2015	2014
Funds from operations (FFO)	$95	$89
Maintenance capital	(2)	(2)

Adjusted funds from operations (AFFO)	$93	$87

Return on rate base[1,2]	11%	10%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our UK regulated distributions operation.

For the three months ended March 31, 2015, our utilities platform produced FFO of $95 million, compared with $89 million for the same period in the prior year. This increase was primarily due to higher connections activity at our UK regulated distribution business, inflation indexation and additions to our rate base, partially offset by the impact of foreign exchange.

The following table presents our utilities platform’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Revenue	$168	$176
Cost attributable to revenues	(38)	(50)

Adjusted EBITDA	130	126
Interest expense	(36)	(39)
Other income	1	2

Funds from operations (FFO)	95	89
Depreciation and amortization	(38)	(39)
Deferred taxes and other items	(8)	(13)

Net income	$49	$37

Q1 2015 INTERIM REPORT    31

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
	2015	2014	2015	2014
Regulated Distribution	$53	$47	$42	$36
Regulated Terminal	40	42	23	23
Electricity Transmission	37	37	30	30

Total	$130	$126	$95	$89

Our regulated distribution operation generated Adjusted EBITDA and FFO of $53 million and $42 million, respectively, for the current quarter, versus $47 million and $36 million, respectively, in the comparative period. This increase was primarily due to stronger performance at our UK regulated distribution business that benefited from a larger rate base, inflation indexation and higher connections activity.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $40 million and $23 million, respectively, for the current quarter, versus $42 million and $23 million, respectively, in the comparative period. Adjusted EBITDA decreased slightly and FFO was in line with the prior year as inflation indexation and the benefit of additions to rate base were offset by the impact of foreign exchange as our hedged rate declined compared to the prior year.

Our electricity transmission operations reported Adjusted EBITDA and FFO of $37 million and $30 million, respectively, for the current quarter, versus $37 million and $30 million, respectively, in the comparative period. Adjusted EBITDA and FFO are consistent with prior year as inflation indexation and lower operating costs were offset by the impact of foreign exchange.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased by $1 million to $38 million for the period ended March 31, 2015, driven by a $2 million decline attributable to the impact of foreign exchange, offset by $1 million of additional depreciation as a result of a higher asset base following our annual revaluation of property, plant and equipment and additions to our rate base. Deferred taxes and other items for the three months ended March 31, 2015 were a loss of $8 million compared to a loss of $13 million for the same period in 2014, as current period results included $6 million of incremental mark-to-market gains on hedging positions at our UK regulated distribution business.

Transport Operations

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Our transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods. Furthermore, the diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment’s Adjusted EBITDA is supported by contractual revenues.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

32    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our transport platform is comprised of the following:

Rail

•	Sole provider of rail networks in Southwestern Western Australia with approximately 5,100 kilometres of track and operator of approximately 4,800 kilometres of rail in South America

Toll Roads

•	Approximately 3,200 kilometres of motorways in Brazil and Chile

Ports

•	30 terminals in North America, UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Growth capital expenditures	$61	$66
Adjusted EBITDA margin[1]	48%	50%
Funds from operations (FFO)	96	95
Maintenance capital	(17)	(18)

Adjusted funds from operations (AFFO)	$79	$77

1.     Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

In our transport platform, we generated FFO of $96 million in the first quarter of 2015 compared to $95 million in the same period of 2014. The increase in FFO was primarily driven by the investment in our Brazilian rail operation in the third quarter of 2014, the benefit of inflationary tariff increases at our South American toll roads and volume growth at our UK port, which were offset by the impact of foreign exchange.

The following table presents our transport platform’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Revenue	$291	$286
Cost attributable to revenues	(152)	(142)

Adjusted EBITDA	139	144
Interest expense	(40)	(42)
Other expenses	(3)	(7)

Funds from operations (FFO)	96	95
Depreciation and amortization	(54)	(61)
Deferred taxes and other items	(6)	(1)

Net income	$36	$33

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
	2015	2014	2015	2014
Rail	$70	$65	$54	$49
Toll Roads	48	60	28	34
Ports	21	19	14	12

Total	$139	$144	$96	$95

Q1 2015 INTERIM REPORT    33

For the three months ended March 31, 2015, our rail operations reported Adjusted EBITDA and FFO of $70 million and $54 million, respectively, versus $65 million and $49 million, respectively, in the prior year. Adjusted EBITDA and FFO increased versus prior year due to the contribution from our South American rail acquisition completed in the third quarter of 2014, partially offset by the impact of lower grain volumes at our Australian operation as the prior year benefited from a bumper grain harvest.

For the three months ended March 31, 2015, our toll roads contributed Adjusted EBITDA and FFO of $48 million and $28 million, respectively, compared to Adjusted EBITDA and FFO of $60 million and $34 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as regulatory tariff increases were offset by the impact of foreign exchange. In local currency, toll road Adjusted EBITDA was 6% higher than prior year driven by tariff increases and volume increases.

For the three months ended March 31, 2015, our port operations reported Adjusted EBITDA and FFO of $21 million and $14 million, respectively, compared to Adjusted EBITDA and FFO of $19 million and $12 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased versus prior year primarily due to improved volumes at our UK port, as a result of economic growth and operational efficiencies, and contribution from our North American container terminal acquired at the end of the first quarter of 2014.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased to $54 million for the period ended March 31, 2015, down from $61 million for the same period in 2014. The $7 million decrease versus prior year is primarily driven by the depreciation of the foreign currencies in which we operate during the period, which led to a $10 million decline, partially offset by $3 million of additional depreciation from our Brazilian rail operation and North American container port, acquired in August 2014 and March 2014, respectively.

Energy Operations

Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically generated under contracts with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our AFFO.

Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

•	14,800 kilometres of transmission pipelines

•	Over 40,000 gas distribution customers in the UK

•	370 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

•	Heating plants capable of delivering over 2,825,000 pounds per hour of steam heating capacity and 251,000 tons of cooling capacity to customers in North America and Australia

34    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations

The following table presents our proportionate share of the key metrics of our energy platform:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Growth capital expenditures	$4	$11
Adjusted EBITDA margin[1]	48%	48%
Funds from operations (FFO)	28	26
Maintenance capital	(4)	(3)

Adjusted funds from operations (AFFO)	$24	$23

1.      Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Our energy platform generated FFO of $28 million in the first quarter of 2015 compared to $26 million in the same period of 2014. The increase was primarily due to improved performance and contribution from investments made during the third quarter of 2014 in our district energy business partially offset by lower transportation volumes at our North American energy transmission business.

The following table presents our energy platform’s proportionate share of financial results:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Revenue	$94	$91
Cost attributable to revenues	(49)	(47)

Adjusted EBITDA	45	44
Interest expense	(17)	(18)

Funds from operations (FFO)	28	26
Depreciation and amortization	(10)	(17)
Deferred taxes and other items	(1)	—

Net income	$17	$9

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA		FFO
	For the three-month period ended March 31		For the three-month period ended March 31
	2015	2014	2015	2014
Energy Transmission, Distribution & Storage	$35	$40	$20	$23
District Energy	10	4	8	3

Total	$45	$44	$28	$26

For the three months ended March 31, 2015, our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $35 million and $20 million, respectively, versus $40 million and $23 million respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as results were impacted by milder weather in the Chicago market which lowered transportation volumes at our North American energy transmission business.

Our district energy business contributed Adjusted EBITDA and FFO of $10 million and $8 million, respectively, for the first quarter of 2015, versus $4 million and $3 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from the prior year primarily as a result of the contribution from new systems that came on-line in the third quarter of 2014 and increased contribution from our Australian business that benefited from a higher number of in-place connections. Prior period balances have been reclassified to include our Australian district energy business which was formerly presented as part of our energy distribution platform.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items. Depreciation and amortization was $10 million for the period ended March 31, 2015, down from $17 million for the same period in 2014. The decline is primarily due to a $10 million decrease in depreciation at our North American gas transmission business, which since classification as an asset held for sale on December 31, 2014 has not been depreciated. This decline was partially offset by $3 million of additional depreciation as a result of acquisitions completed over the past 12 months in our district energy and gas storage businesses.

Q1 2015 INTERIM REPORT    35

Communications Infrastructure Operations

On March 31, 2015, Brookfield Infrastructure completed the acquisition of a 21% interest in TDF, the largest independent communication tower infrastructure business in France. This acquisition will form the basis of our communications infrastructure segment.

Our communications infrastructure segment will provide essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecom customers will pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers will pay us fees for transmitting television and radio content to the end user.

The key objective for this segment is to deploy capital to capture increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non core to such operators. Our performance will be measured by growth in our Adjusted EBITDA.

The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France. These operations will generate stable, inflation linked cash flows underpinned by long-term contracts (typically 10-20 years in telecom and over five years in broadcasting) with large, prominent customers in France.

As the acquisition closed on March 31, 2015, there was $nil income recorded within our consolidated statements of operating results for the three months ended March 31, 2015.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
General and administrative costs	$(2)	$(2)
Base Management Fee	(32)	(25)

Adjusted EBITDA	(34)	(27)
Other income	5	6
Financing costs	(4)	(3)

Funds from operations (FFO)	(33)	(24)
Deferred taxes and other items	63	(23)

Net income (loss)	$30	$(47)

General and administrative costs for the period ended March 31, 2015 were in-line with prior year. We anticipate that our corporate and administrative costs, excluding the Base Management Fee, will be in the range of $8 million to $10 million per year.

Pursuant to our Master Services Agreement, we pay Brookfield an annual Base Management Fee equal to 1.25% of our market value, plus recourse debt net of cash. The Base Management Fee increased from prior year due to a larger market capitalization driven by higher unit trading price and higher recourse debt raised during the quarter.

Financing costs include interest expense and standby fees on our committed credit facility, less interest earned on cash balances. Corporate financing costs increased year-over-year due to higher recourse debt used to finance new investments.

Other income includes interest and distribution income earned on corporate financial assets.

Deferred taxes and other expenses for the period ended March 31, 2015 were $63 million of income compared to a $23 million loss in the same period in 2014, as the current period benefited from mark-to-market gains related to our foreign currency hedging program, while the prior period contained mark-to-market losses on these items.

36    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	For the three-month period ended March 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2015	2014
Funds from operation (FFO)	$186	$186
Per unit FFO[1]	0.89	0.89
Distributions per unit	0.53	0.48
Payout ratio[2]	68%	60%
Adjusted funds from operations (AFFO)[3]	163	163
AFFO yield	14%	14%

1.	Average units outstanding during the three month period of 210.1 million (2014: 210.1 million).
2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions) divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.

For the quarter ended March 31, 2015, funds from operations (“FFO”) totaling $186 million ($0.89 per unit) was in-line with prior year as the benefit of organic growth and contributions from new investments were offset by the impact of foreign exchange predominantly as a result of the strengthening U.S. dollar. The payout ratio at period end was 68%, which is within our 60-70% long-term range, and we generated AFFO yield of 14% during the quarter.

Q1 2015 INTERIM REPORT    37

The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

US$ MILLIONS	For the three-month period ended March 31
Statements of Operating Results	2015	2014
Net income (loss) by segment
Utilities	$49	$37
Transport	36	33
Energy	17	9
Communications Infrastructure(1)	—	—
Corporate and other	30	(47)

Net income	$132	$32

Adjusted EBITDA by segment
Utilities	$130	$126
Transport	139	144
Energy	45	44
Communications Infrastructure(1)	—	—
Corporate and other	(34)	(27)

Adjusted EBITDA	$280	$287

FFO by segment
Utilities	$95	$89
Transport	96	95
Energy	28	26
Communications Infrastructure(1)	—	—
Corporate and other	(33)	(24)

FFO	$186	$186

US$ MILLIONS	As of
Statements of Financial Position	March 31, 2015	December 31, 2014
Total assets by segment
Utilities	$4,600	$4,805
Transport	4,517	4,970
Energy	1,794	1,816
Communications Infrastructure	787	—
Corporate and other	(144)	(56)

Total assets	$11,554	$11,535

Net debt by segment
Utilities	$2,698	$2,843
Transport	2,214	2,513
Energy	1,007	1,030
Communications Infrastructure	372	—
Corporate and other	675	271

Net Debt	$6,966	$6,657

Partnership capital by segment
Utilities	$1,902	$1,962
Transport	2,303	2,457
Energy	787	786
Communications Infrastructure	415	—
Corporate and other	(819)	(327)

Partnership capital	$4,588	$4,878

1.	Acquired on March 31, 2015.

38    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL RESOURCES AND LIQUIDITY

We maintain sufficient liquidity at all times to participate in attractive opportunities as they arise, withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We may, from time to time, invest in financial assets comprised mainly of liquid equity and debt infrastructure securities in order to earn attractive short term returns and for strategic purposes. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at March 31, 2015 and December 31, 2014 were insignificant and would not adversely impact our ability to meet cash obligations.

Our total liquidity was $2 billion at March 31, 2015 and was comprised of the following:

	As of
US$ MILLIONS	March 31, 2015	December 31, 2014
Corporate cash and cash equivalents	$370	$317
Committed corporate credit facility	1,400	1,400
Draws on corporate credit facility	(373)	(246)
Commitments under corporate credit facility	(108)	(110)
Proportionate cash retained in businesses	320	380
Proportionate availability under subsidiary credit facilities	387	384

Total liquidity	$1,996	$2,125

Q1 2015 INTERIM REPORT    39

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of March 31, 2015, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average term (years)	2015	2016	2017	2018	2019	Beyond	Total
Recourse borrowings
Corporate borrowings	5	$—	$—	$316	$—	$373	$356	$1,045

Total recourse borrowings	5	—	—	316	—	373	356	1,045

Non-recourse borrowing [1]
Utilities
Regulated Distribution	11	—	—	43	—	—	859	902
Regulated Terminal	6	—	189	—	—	34	789	1,012
Electricity Transmission	12	6	74	7	8	8	727	830

	10	6	263	50	8	42	2,375	2,744
Transport
Rail	8	—	—	17	—	—	955	972
Toll Roads	9	163	102	138	77	76	563	1,119
Ports	6	17	9	44	174	11	97	352

	9	180	111	199	251	87	1,615	2,443
Energy
Energy Transmission, Distribution & Storage	6	15	15	462	—	145	228	865
District Energy	14	—	—	30	1	—	155	186

	8	15	15	492	1	145	383	1,051
Communications Infrastructure
Tower Infrastructure Operations	4	—	—	—	158	—	215	373

	4	—	—	—	158	—	215	373
Total non-recourse borrowings[1]	9	201	389	741	418	274	4,588	6,611

Total borrowings[2]	9	$201	$389	$1,057	$418	$647	$4,944	$7,656

Cash retained in businesses
Utilities								$46
Transport								229
Energy								44
Communications Infrastructure								1
Corporate								370

Total cash retained								$690

Net debt
Utilities								2,698
Transport								2,214
Energy								1,007
Communications Infrastructure								372
Corporate								675

Total net debt		3%	5%	14%	5%	8%	65%	6,966

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

As of March 31, 2015, approximately 27% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 20% of our total borrowings.

40    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our debt has an average term of 9 years. On a proportionate basis, our net debt-to-capitalization ratio as of March 31, 2015 was 60%. The average cash interest rates for our utilities, transport, energy and corporate platforms were 5.4%, 6.5%, 6.8% and 3.5%, respectively (March 31, 2014: 5.2%, 6.5%, 6.9% and 2.9% respectively). The weighted average cash interest rate was 5.9% for the overall business (March 31, 2014: 5.8%).

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	March 31, 2015	December 31, 2014
Consolidated debt	$7,007	$6,809
Add: proportionate share of borrowings of investments in associates:
Utilities	674	684
Transport	863	1,140
Communications Infrastructure	373	—
Add: proportionate share of debt directly associated with assets held for sale	799	809
Less: borrowings attributable to non-controlling interest	(1,706)	(1,834)
Premium on debt and cross currency swaps	(354)	(254)

Proportionate debt	$7,656	$7,354

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at March 31, 2015:

	Payments due by period
US$ MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$497	$379	$37	$21	$60
Interest-bearing liabilities[1]	9,701	339	642	1,882	6,838
Finance lease liabilities	2	1	1	—	—
Other long-term liabilities	510	78	22	221	189

	$10,710	$797	$702	$2,124	$7,087

1.

Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $297 million, $295 million, $799 million and $1,245 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of the partnership. Based on the market value of the partnership as of March 31, 2015, this fee is estimated to be approximately $128 million per year based on our current capitalization and unit price.

FINANCIAL INSTRUMENTS—FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

Q1 2015 INTERIM REPORT    41

The following table presents our hedged position in foreign currencies as of March 31, 2015:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	EUR	CAD	CLP	COP
Net equity investment—US$	$333	$1,452	$973	$954	$568	$141	$110	$57
FX contracts—US$	2,955	(1,323)	(973)	—	(518)	(141)	—	—

Net unhedged—US$	$3,288	$129	$—	$954	$50	$—	$110	$57

% of equity investment hedged	N/A	91%	100%	—%	91%	100%	—%	—%

At March 31, 2015, we had hedges in place equal to approximately 69% of our net equity investment in foreign currencies. For the three month period ended March 31, 2015, we recorded gains in comprehensive income of $107 million related to these contracts.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of non-core assets, as well as equity and debt financings.

The following table highlights the sources and uses of cash for the year:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Funds from operations (FFO)	$186	$186
Less: maintenance capital	(23)	(23)

Funds available for distribution (AFFO)	163	163
Distributions paid	(126)	(112)

Funds available for reinvestment	37	51

Growth capital expenditures	(117)	(145)
Asset level debt funding of growth capital expenditures	70	71
New investments, net of disposals and cash assumed	(452)	(39)
Asset level financings (repayments)	(134)	(27)
Draws on corporate credit facility	127	—
Proceeds from debt issuance	360	—
Proceeds from preferred unit issuance	96	—
Changes in working capital and other	6	31

Change in proportionate cash retained in business	(7)	(58)
Opening, proportionate cash retained in business	697	853

Closing, proportionate cash retained in business	$690	$795

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Growth capital expenditures by segment
Utilities	$52	$68
Transport	61	66
Energy	4	11

	$117	$145

Growth capital expenditures decreased by $28 million or 19% compared to the prior year primarily due to higher capital deployed at our South American electricity transmission system due to the acquisition of a transmission line in the prior period as well as the impact of the depreciation of the Brazilian Reais on capital spend at our Brazilian toll road and rail operations.

42    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

			Actual Capex
	Quarterly Estimated Sustaining Capex		For the three-month period ended March 31
US$ MILLIONS	Low	High	2015	2014
Maintenance capital expenditures by segment
Utilities	$4	$5	$2	$2
Transport	22	25	17	18
Energy	6	9	4	3
Communications Infrastructure	1	3	—	—

	$33	$42	$23	$23

We estimate annual maintenance capital expenditures of $15-20 million, $90-100 million, $25-35 million and $5-10 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $135-165 million. For the quarter, our maintenance capital expenditures were less than the low end of our quarterly estimated range due to the timing of maintenance projects, primarily at our Brazilian toll road operation, Chilean electricity transmission system and North American Transmission business.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding in the Holding LP was comprised of the following:

	As of
	March 31, 2015	December 31, 2014
Redeemable Partnership Units, held by Brookfield	58,739,416	58,739,416
General Partnership Units	1,066,928	1,066,928
Limited Partnership Units	150,324,145	150,318,306

Total	210,130,489	210,124,650

The partnership had total units outstanding of 210,130,489 as of March 31, 2015.

An affiliate of Brookfield in its capacity as the special limited partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the special limited partner to 25% of incremental distributions above this threshold. During the three months ended March 31, 2015, an incentive distribution of $15 million was paid to the general partner (for the three months ended March 31, 2014: $11 million).

Subsequent to period end, Brookfield Infrastructure issued 13.3 million limited partnership units at a gross price of $45 per unit under our shelf registrations in the U.S. and Canada and issued 8.1 million Redeemable Partnership units to Brookfield for total proceeds of $950 million. Underwriters’ commission and issuance costs of $24 million were incurred associated with the issuance.

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized on the interim condensed and consolidated financial statements.

The immediate parent of Brookfield Infrastructure is the managing general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

Transactions with the immediate parent

Throughout the period, the managing general partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three months ended March 31, 2015 (less than $1 million during the three months ended March 31, 2014).

Q1 2015 INTERIM REPORT    43

Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, to the Service Provider equal to 0.3125% (1.25% annually) of the market value of the partnership. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of preferred units and third-party debt, net of cash, with recourse to the partnership and the Holding LP and certain holding entities held directly by the Holding LP.

During the three months ended March 31, 2015, $2 million was reimbursed at cost to the Manager of the partnership ($2 million during the three months ended March 31, 2014). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposit is at market terms. At March 31, 2015, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2014: less than $1 million) and earned interest of less than $1 million for the three months ended March 31, 2015 (less than $1 million for the three months ended March 31, 2014).

Brookfield Infrastructure’s North American district energy operation has various right-of-way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc., a subsidiary of Brookfield. The North American district energy operation also utilizes consulting and engineering services provided by wholly-owned subsidiaries of Brookfield on market terms.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries, provides letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2015, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $108 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

44    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FFO has limitations as an analytical tool:

•	FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for the partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three-month period ended March 31
US$ MILLIONS	2015	2014
Net income attributable to partnership[1]	$132	$32
Add back or deduct the following:
Depreciation and amortization	102	117
Deferred income taxes	8	(1)
Mark-to-market on hedging items	(77)	16
Valuation losses and other	21	22

FFO	186	186
Maintenance capital expenditures	(23)	(23)

AFFO	$163	$163

1.	Includes net income attributable to non-controlling interests — Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization and mark-to-market on hedging items during the period.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expense).

Q1 2015 INTERIM REPORT    45

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 48 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$168	$291	$94	$—	$553	$(200)	$149	$(36)	$466
Costs attributed to revenues	(38)	(152)	(49)	—	(239)	111	(88)	13	(203)
General & administrative expenses	—	—	—	(34)	(34)	—	—	—	(34)

Adjusted EBITDA	130	139	45	(34)	280	(89)	61	(23)
Other income (expense)	1	(3)	—	5	3	2	(2)	—	3
Interest expense	(36)	(40)	(17)	(4)	(97)	22	(29)	14	(90)

FFO	95	96	28	(33)	186	(65)	30	(9)
Depreciation and amortization	(38)	(54)	(10)	—	(102)	38	(31)	—	(95)
Deferred taxes	(13)	2	1	2	(8)	(1)	3	3	(3)
Mark-to-market on hedging items	8	—	—	69	77	—	13	—	90
Valuation losses and other	(3)	(8)	(2)	(8)	(21)	11	1	6	(3)
Share of earnings from associates	—	—	—	—	—	17	—	—	17
Net income attributable to non-controlling interest	—	—	—	—	—	—	(16)	—	(16)

Net income attributable to partnership[2]	$49	$36	$17	$30	$132	$—	$—	$—	$132

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.

Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners

46    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED MARCH 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$176	$286	$91	$—	$553	$(183)	$150	$(40)	$480
Costs attributed to revenues	(50)	(142)	(47)	—	(239)	94	(78)	11	(212)
General & administrative costs	—	—	—	(27)	(27)	—	—	—	(27)

Adjusted EBITDA	126	144	44	(27)	287	(89)	72	(29)
Other income (expense)	2	(7)	—	6	1	3	(1)	—	3
Interest expense	(39)	(42)	(18)	(3)	(102)	25	(25)	15	(87)

FFO	89	95	26	(24)	186	(61)	46	(14)
Depreciation and amortization	(39)	(61)	(17)	—	(117)	41	(25)	10	(91)
Deferred taxes	(6)	7	(4)	4	1	(10)	(1)	4	(6)
Mark-to-market on hedging items	2	5	—	(23)	(16)	—	—	—	(16)
Valuation (losses) gains and other	(9)	(13)	4	(4)	(22)	17	(8)	1	(12)
Share of earnings from associates	—	—	—	—	—	13	—	—	13
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(1)	(1)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(12)	—	(12)

Net income (loss) attributable to partnership[2]	$37	$33	$9	$(47)	$32	$—	$—	$—	$32

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS AT MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,600	$4,517	$1,794	$787	$(144)	$11,554	$(2,568)	$3,934	$3,366	$16,286

	Total Attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,805	$4,970	$1,816	$—	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities

Q1 2015 INTERIM REPORT    47

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to the partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(31)	$(58)	$—	$—	$(89)
Attribution to non-controlling interest	42	16	13	(10)	61
Discontinued operations	—	—	(23)	—	(23)

Adjusted EBITDA	11	(42)	(10)	(10)	(51)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	7	17	(10)	—	24
Attribution to non-controlling interest	(16)	(8)	(7)	—	(31)
Discontinued operations	—	—	14	—	14

FFO	2	(33)	(3)	(10)	(44)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	24	41	—	—	65
Attribution to non-controlling interest	(26)	(8)	(6)	10	(30)
Discontinued operations	—	—	9	—	9

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA[1]
Contributions from investment in associates	$(28)	$(61)	$—	$—	$(89)
Attribution to non-controlling interest	48	16	8	—	72
Discontinued operations	—	—	(29)	—	(29)

Adjusted EBITDA	20	(45)	(21)	—	(46)
Adjustments to items comprising Adjusted FFO[2]
Contributions from investment in associates	6	25	—	(3)	28
Attribution to non-controlling interest	(17)	(7)	(2)	—	(26)
Discontinued operations	—	—	15	—	15

FFO	9	(27)	(8)	(3)	(29)
Adjustments to items net income attributable to Partnership[3]
Contributions from investment in associates	22	36	—	3	61
Attribution to non-controlling interest	(31)	(9)	(6)	—	(46)
Discontinued operations	—	—	14	—	14

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from investments in associates increased compared to the first quarter of 2014 as additions to rate base and inflation indexation at our Chilean electricity transmission system along with contributions from the acquisition of our Brazilian rail operation and North American container terminal in the past 12 months were more than offset by the impact of foreign exchange due to the depreciation of the Brazilian Reais and Chilean Peso.

48    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Attribution to non-controlling interest decreased compared to the first quarter of 2014 as contributions from acquisitions completed over the past 12 months in our district energy and gas storage businesses were more than offset by the impact of foreign exchange as the Australian dollar, British pound, Chilean peso and Colombian peso depreciated against the US dollar during the period.

For the periods ended March 31, 2015 and 2014, contributions from discontinued operations are comprised of the results of our North American natural gas transmission business as Brookfield Infrastructure, along with its holding company partners, is actively seeking a buyer for its interest in this business. Brookfield Infrastructure expects a transaction to be completed within the next 12 months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Financial instruments

Critical judgments associated with the partnership’s financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely the partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13. The fair value of the partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2014 and 2013. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Impairment of goodwill and intangibles with indefinite lives

The partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value in use or fair value less costs of disposal of the cash generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values. Other estimates utilized in the preparation of the partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Q1 2015 INTERIM REPORT    49

Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the Financial Instruments (“IFRS 9”) standard, superseding the current IAS 39, Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

CONTROLS AND PROCEDURES

No changes were made in our internal control over financial reporting during the three months ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Excluded from our evaluation were controls over financial reporting at our mid-west and pacific U.S. district energy operation and North American west coast gas storage operation, in which control was acquired on August 21, 2014, November 21, 2014 and December 31, 2014, respectively. The financial statements of these entities constitute 4% of total assets, 4% of net assets, 5% of revenue and less than 1% of net income of the consolidated financial statements of the partnership as of and for the period ended March 31, 2015.

50    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “growth”, “potential”, “expand”, “increase”, “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “intend,” “objective”, “outlook”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, weakening demand in the natural gas market, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q1 2015 INTERIM REPORT    51

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (“IFRS”), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this Management’s Discussion and Analysis. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

52    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.